

June 11, 2013

Via E-mail
Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

> **Re:** **D.E Master Blenders 1753 N.V.**
> **Schedule TO-C filed June 6, 2013**
> **Schedule TO-T filed June 6, 2013**
> **Schedule TO-C filed May 10, 2013**
> **Schedule TO-C filed April 16, 2013**
> **Schedule TO-C filed April 12, 2013**
> **Filed by JAB Forest B.V. et al**
> **File No. 5-86899**

Dear Mr. Breheny:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1. You have included four entities as bidders on the Schedule TO-T: JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. According to a Schedule 13G filed on February 12, 2013, JAB Forest B.V is a wholly owned subsidiary of JAB Holdings II B.V., which is in turn a wholly owned subsidiary of Donata Holdings B.V. Donata Holdings B.V is a wholly owned subsidiary of Donata Holding SE. Donata Holdings SE shares an address in Vienna, Austria with Parentes Holding SE, which is the majority

owner of Joh. A. Benckiser s.a.r.l. Donata Holding SE, Parentes SE and Joh. A. Benckiser s.a.r.l. are co-filers (along with JAB Forest B.V.) on the Schedule 13G reporting ownership of 15.05% of the ordinary shares of D.E Master Blenders ("DEMB"). In your response letter, tell us why all of the filers on the February 12, 2013 Schedule 13G have not been included as bidders on the Schedule TO-T. Your response should address the factors listed in "Identifying the Bidder in a Tender Offer" in Section II.D.2 Mergers & Acquisitions – Current Issues in the Current Issues and Rulemaking Projects (November 14, 2000) (available on our web site at www.sec.gov). To the extent that you add additional filing persons as bidders in response to this comment, please note that all of the information required by Schedule TO must be included as to each new filing person.

2. See our last comment above. Named bidders and their affiliates own 15.05% of DEMB's ordinary shares. Please tell us why you have not filed a Schedule 13E-3 with respect to this offer. Your response should describe any relationships between DEMB and the named bidders and their affiliates either through board representation, business relationship or otherwise, including any past relationships if these exist. We may have additional comments after reviewing your response.

Exhibit (a)(1)(A) Offering Memorandum

Questions and Answers about the Offer

3. Consider including a section here briefly describing the difference between the Acceptance Period and the Post-Closing Acceptance Period, as those terms as used in your offer materials. Since these terms are not generally used in U.S. offer documents, you might note that they are generally synonymous with an initial and subsequent offering period in a U.S. offer. This section should note that if the offer is declared wholly unconditional, there will be a subsequent offering period of at least five business days, such period will commence within three business days of the end of the initial offering period, and shares tendered during the subsequent offering period will be paid for on a rolling basis. In addition, the summary disclosure should note the lack of withdrawal rights during the subsequent offering period. We note the disclosure in Section 5.8 of the Offering Memorandum, but believe it would be helpful to clarify at the forepart of the document, particularly since U.S. shareholders may be unfamiliar with these defined terms used in the offer materials.

What will happen if the acceptance level on the acceptance closing date is less than 95% of all shares? Page 9

4. The disclosure about what will happen if the offeror does not achieve the 95% acceptance level is unclear. For example, the reference to declaring the offer unconditional in the second bullet point is confusing because you seem to be referencing a situation where the offer is unconditional except for the acceptance condition. The disclosure should be revised to be more specific about what the offeror will do below the 95% acceptance

level in order to be able to pursue the post-closing merger and liquidation. Will the offer be extended for example? Or is the intent to close the offer immediately and purchase additional shares outside the offer?

<u>Under what circumstances can or must you extend your offer? Page 11</u>

5. Refer to the third bullet point in this section. Clarify that not every kind of change in the terms of the offer would require ten U.S. business days to remain in the Acceptance Period before the offer could close.

<u>What is the post-closing legal merger and liquidation? Page 14</u>

6. If the offeror receives less than 95% of the ordinary shares in the offer, we understand that it will waive the minimum acceptance condition in the offer so long as it receives at least 80% of the DEMB ordinary shares. Explain here whether the post-closing merger and liquidation would or could occur at the 80% level. Also, here or where appropriate, discuss what would happen if the offer is consummated but there is no post-closing merger or liquidation.

<u>Do I have appraisal rights under the offer with respect to my shares? Page 14</u>

7. Provide an approximate time frame for the takeover sell-out procedures which may be initiated through a court process in the event the offeror and its affiliates acquire at least 95% of DEMB's shares. In addition, briefly describe how the Dutch court would decide the price per share to be paid in such a proceeding, which you note could be higher or lower than the offer price.

<u>Part I. Offer Memorandum – Restrictions – General Page 18</u>

8. Refer to the disclosure in the second full paragraph of this section stating that "Shares will not be accepted for purchase from, or on behalf of, any Shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction or would require any registration, approval or filing with any regulatory authority…" Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008). While you are not required to distribute offer materials into all jurisdictions, the all-holders provision in Rule 14d-10 generally does not permit you to reject tenders from security holders based in particular jurisdictions. In your response letter, tell us how the offer memorandum will be distributed under Dutch law.

Presentation of financial and other information Page 19

9. Where you discuss the offeror's and DEMB's obligation to make a public announcement should the information presented in the offer materials change, revise to discuss the obligation to amend the offer materials under U.S. law as well.

Governing law and jurisdiction Page 20

10. The choice of forum and choice of law provisions in this section appear to be inconsistent with the anti-waiver provisions of the U.S. federal securities laws. Please revise.

Regulatory Matters – SEC Relief Page 22

11. Clarify that the relief provided under Section 14(d)(5) of the Exchange Act and Rule 14d-7 thereunder allows withdrawal rights to terminate only during the period that tendered shares are being counted to determine whether the minimum acceptance condition has been met, which is a three Dutch trading day period after the initial offering period.

Distributions Page 34

12. Note that if the offer price is reduced by the amount of any dividend or other distribution on the DEMB ordinary shares made while the offer is pending, the offeror may be required to extend the offer in order to satisfy the requirements of Rule 14e-1(b) and distribute amended offer materials notifying shareholders of this development. Please confirm your understanding in your response letter and revise the offer materials accordingly.

Undertakings, representations and warranties by tendering Shareholders Page 35

13. Refer to subparagraph 5.3(c) in this section. Because a tendering shareholder is unlikely to be aware of the rules or requirements relating to the tender of shares imposed by the jurisdiction of his or her residence, and is likewise not in control of and unlikely to be aware of what actions the offeror has undertaken to comply with any such applicable laws, advise how tendering shareholders could make the required representation and warranty in tendering his or her shares. We may have further comments.

14. Refer to subparagraph 5.3(d) in this section and our comment above. Please revise to clarify that tendering shareholders are not waiving their rights under the U.S. federal securities laws by tendering into the offer.

Explanation and Background of the offer Page 40

15. See comment 2 above. Refer to the third paragraph in this section. We note that representatives of JAB attended a shareholder's presentation on November 15, 2012 after

JAB and its affiliates had acquired 15.05% of the DEMB ordinary shares. In your response letter, tell us whether any other shareholders (besides JAB representatives and affiliates) attended this meeting. In addition, we note your disclosure that the presentation by DEMB was "based on publicly available information conducted by members of DEMB's senior management." Tell us whether there was any non-public information presented or provided in response to questions by attendees and whether attendees at the presentation had the ability to ask questions of senior DEMB management.

Substantiation of the Offer Page 50

16. We note that in determining the offer price, the offeror considered "possible long-term developments in profitability, cash flows and balance sheet." In addition, we note the reference to forecasts for DEMB in footnotes 3 and 4 on page 50 and the discounted cash flow analysis described in the first bullet point on page 51. If forecasts or non-public projections were provided or confirmed by DEMB, this information must be disclosed in the offer materials. Any forecasts or projections provided should include an explanation of the underlying assumptions and limitations. Please revise or advise.

Post-Closing Merger and Liquidation Page 53

17. Your disclosure in this section states that if the offeror receives less than 95% of the DEMB shares in the offer, it "may resolve to continue to pursue the Post-Closing Merger and Liquidation." Since you are not stating definitively that you will conduct a second-step merger after the offer, tell us whether you will comply with Rule 13e-3 for a second-step transaction at levels less than 95%. See C&DI 111.01 in Section 105 of "Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3" available on our Web site at www.sec.gov.

18. See our comment above. Provide further guidance on the circumstances under which you would pursue a post-closing merger at an acceptance level below 95%. Please be as specific as possible.

Post-Closing Restructuring Measures Page 57

19. State that U.S. shareholders will be eligible to participate in any post-closing restructuring measures to the same extent as all other remaining minority shareholders of DEMB.

Financing of the Offer Page 59

20. Please file any "commitment letters" or other agreements related to the financing of this offer, to the extent not already provided.

Information Regarding the Offeror Page 74

21. Please provide the information required by General Instruction C to Schedule TO for all of the named bidders. We refer to the disclosure included in the Schedule 13G filed on February 12, 2013 with respect to the ownership of the offeror in DEMB.

Shareholders of the Offeror following Settlement Page 78

22. Provide the percentages in Acorn each investor will hold after the offer.

23. In your response letter, analyze whether the investors should be included as bidders. In this regard, analyze whether and to what extent they will own the shares acquired by the offeror in this offer. In addition, describe any role of the investors in structuring or initiating the offer and whether they commonly provide financing in the regular course of their business.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

• They are responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions